Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 26 DATED JUNE 8, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

1923 9th St NW Senior Loan - Washington, DC

On June 4, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,630,000 (the “1923 9th St NW Senior Loan”). The borrower, 1923 9th Street NW, LLC, a Delaware Limited Liability Company (“1923 9th St NW, LLC”), used the loan proceeds to recapitalize 3,144 square feet of land that is currently entitled and permitted and intends to develop a 10,171 square foot mixed-use property, comprised of 7 residential for-sale condominium units and 2 retail condominium units, at 1923 9th St NW, Washington, DC 20001 (the “1923 9th St NW Property”). 1923 9th St NW, LLC broke ground in Q2 2018 and expects to complete the construction by Q3 2019

1923 9th St NW, LLC is managed by the principal of Ditto Residential (“Ditto”). Ditto Residential is a development company based in Washington, DC. Since 2008, Ditto has completed more than 60 projects, valued at over $70 million.

On the original closing of the 1923 9th St NW Senior Loan, 1923 9th St NW, LLC was capitalized with approximately $1,068,000 million of equity capital from the Borrower.

The 1923 9th St NW Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 5.75% per annum paid current on a monthly basis through the maturity date and 4.00% accrued and due at maturity, June 4, 2020 (the “1923 9th St NW Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 1923 9th St NW Senior Loan amount, paid directly by 1923 9th St NW, LLC.

1923 9th St NW, LLC has the ability to extend the 1923 9th St NW Maturity Date for a period of six months, subject to a pay down threshold. Additionally, the Borrower will pay an extension fee consisting of 0.5% of the funding provided. During the extension period, the interest rate of the 1923 9th St NW Senior Loan will increase to 10.75%. The 1923 9th St NW Senior Loan may be prepaid in whole or in part without penalty during the term of the 1923 9th St NW Senior Loan.

The Guarantor has provided customary bad boy carve-out guarantees, springing guarantees, and a completion guarantee.

As of its closing date, the 1923 9th St NW Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 86.1%. The LTC ratio is the amount of the 1923 9th St NW Senior Loan divided by the cost incurred from the property purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the 1923 9th St NW Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 83.9%. The LTV ratio is the amount of the 1923 9th St NW Senior Loan divided by the January 2018 third-party appraised, as-complete value of the 1923 9th St NW Property. There can be no assurance that such value is correct.

As the 1923 9th St NW Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.